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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 22, 2003
(Commission File No. 1-15024)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:	☒	Form 40-F:	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:	☐	No:	☒

Enclosures:                        Novartis Half Year Sales & Results 2003

Novartis International AG Novartis Communications CH-4002 Basel Switzerland
Tel + 41 61 324 2200 Fax + 41 61 324 3300 Internet Address: http://www.novartis.com

MEDIA RELEASE    •    COMMUNIQUE AUX MEDIAS    •    MEDIENMITTEILUNG

Novartis delivers strong first-half performance and continues to gain market share

Key figures

First half

	H1 2003		H1 2002		% Change
	USD m	% of sales	USD m	% of sales	USD	local currencies
Sales	11 924		9 935		20	12
Operating income	2 814	23.6	2 418	24.3	16
Net income	2 379	20.0	2 350	23.7	1
Free cash flow	657		258		155

Basic earnings per share/ADS	USD 0.96		USD 0.92		4

Second quarter

	Q2 2003		Q2 2002		% Change
	USD m	% of sales	USD m	% of sales	USD	local currencies
Sales	6 203		5 193		19	11
Operating income	1 463	23.6	1 332	25.6	10
Net income	1 316	21.2	1 286	24.8	2
Free cash flow	723		549		32

  •
  Group sales up 20%; Pharmaceuticals climbs 18%, outpacing the market; Sandoz (Generics) jumps 87%

  •
  Group operating income expands 16% despite significant investments in R&D

  •
  Attractive in-licensing opportunities captured: Idenix, Regeneron and Enablex deals successfully completed

  •
  Free cash flow up 155%; net income increases by 1% and earnings per share by 4%

        Basel, 21 July 2003—Commenting on Novartis' first-half and second-quarter results published today, Dr. Daniel Vasella, Chairman and CEO of Novartis, said: "I am pleased with our strong performance as our consistent strategy continues to deliver double-digit sales growth and market share gains. For the remainder of the year, we forecast continued strong sales growth, with earnings supporting our strategy to bolster research and development and bring innovative medicines to patients."

All product names appearing in italics are registered trademarks of the Novartis Group

Sales by division and business unit

First half

			% change
	H1 2003 USD m	H1 2002 USD m	USD	local currencies
Pharmaceuticals	7 600	6 445	18	10

Sandoz (Generics)	1 463	784	87	71
OTC	830	712	17	6
Animal Health	339	313	8	2
Medical Nutrition	401	352	14	1
Infant & Baby	664	668	-1	2
CIBA Vision	627	550	14	5

Consumer Health (ongoing)	4 324	3 379	28	19
Divested Health & Functional Food activities		111

Consumer Health	4 324	3 490	24	15

Total	11 924	9 935	20	12

Second quarter

			% change
	Q2 2003 USD m	Q2 2002 USD m	USD	local currencies
Pharmaceuticals	3 991	3 377	18	10

Sandoz (Generics)	702	399	76	59
OTC	429	372	15	9
Animal Health	182	163	12	5
Medical Nutrition	211	189	12	-1
Infant & Baby	357	345	3	5
CIBA Vision	331	295	12	3

Consumer Health (ongoing)	2 212	1 763	25	17
Divested Health & Functional Food activities		53

Consumer Health	2 212	1 816	22	14

Total	6 203	5 193	19	11

Operating income by division and business unit

First half

	H1 2003		H1 2002
	USD m	% of sales	USD m	% of sales	Change in %
Pharmaceuticals	2 112	27.8	1 864	28.9	13

Sandoz (Generics)	257	17.6	113	14.4	127
OTC	134	16.1	77	10.8	74
Animal Health	40	11.8	54	17.3	-26
Medical Nutrition	36	9.0	16	4.5	125
Infant & Baby	118	17.8	120	18.0	-2
CIBA Vision	89	14.2	62	11.3	44
Divisional Management costs	-10

Consumer Health (ongoing)	664	15.4	442	13.1	50
Divested Health & Functional Food activities			16

Consumer Health	664	15.4	458	13.1	45
Corporate income/expense, net	38		96

Total	2 814	23.6	2 418	24.3	16

Second quarter

	Q2 2003		Q2 2002
	USD m	% of sales	USD m	% of sales	Change in %
Pharmaceuticals	1 012	25.4	1 003	29.7	1

Sandoz (Generics)	145	20.7	58	14.5	150
OTC	82	19.1	45	12.1	82
Animal Health	17	9.3	29	17.8	-41
Medical Nutrition	16	7.6	10	5.3	60
Infant & Baby	73	20.4	61	17.7	20
CIBA Vision	60	18.1	39	13.2	54
Divisional Management costs	-6

Consumer Health (ongoing)	387	17.5	242	13.7	60
Divested Health & Functional Food activities			8

Consumer Health	387	17.5	250	13.8	55

Corporate income/expense, net	64		79

Total	1 463	23.6	1 332	25.6	10

  Group sales up 20% (+12% in local currencies) to USD 11.9 billion

        Continuing strong performances in Pharmaceuticals (+18%) and Sandoz (+87%) lifted Group first-half sales by 20% in USD. In local currencies (l.c.), the increase was 12%, of which 8 percentage points were due to volume expansion. Acquired businesses, most notably Lek, added 2 percentage points, as did price increases. The impact of currency translations from local currencies into USD added 8 percentage points to sales growth.

  Group operating income rises 16% to USD 2.8 billion

        Continued productivity gains and product-mix improvements led to a 1.0 percentage point reduction in the cost of goods sold to 23.4% of sales. Research & Development investments were increased significantly by 37% to 15.0% of sales as attractive in-licensing opportunities were captured and investments in the new research facilities at Cambridge, Massachusetts, were continued. Marketing & Sales investments to drive key brands and new product roll-outs increased slightly slower than sales and consequently dropped 1.0 percentage point to 32.1% of sales. As a result, first-half operating income rose 16%, whilst the operating margin was sustained at the first-quarter level of 23.6%.

  Financial income, net

        Successful management of currencies and bond investments resulted in a net financial income of USD 299 million, achieved amid challenging financial market conditions and falling interest rates. As expected, this result was lower than in the previous first half, when the level of liquid funds was higher.

  Net income

        First-half net income rose 1% to USD 2.4 billion as earnings growth was reduced in the second-quarter by one-time investments for in-licensing deals in Pharmaceuticals, and in the first-quarter by a one-time expense of USD 287 million related to the 2002 loss at the associated company Roche, reported in 2003. Excluding the Roche impact, first-half net income would have increased 13%.

  Outlook 2003 (barring any unforeseen events)

        Despite indications that major markets may be slowing down, Novartis is maintaining its 2003 outlook for Group and Pharmaceuticals sales to grow in the high single to low double digit percent range in local currencies, based on the continuing dynamic performance of its flagship pharmaceutical brands and new product roll-outs.

        As Pharmaceuticals pursues its vigorous investment strategy to sustain high-level growth, Research & Development investments are projected to continue to increase over-proportionately to sales in 2003, underscoring the Group's commitment to bringing new therapies to patients.

        Net financial income is expected to be below the previous year's level, reflecting the lower level of liquidity and challenging economic conditions. However, thanks to the strong operational performance, both full-year operating and net income are expected to exceed the previous year's levels, barring any unforeseen events.

Pharmaceuticals Division

  Sales

        With sales of USD 7.6 billion, Novartis' core Pharmaceuticals business delivered double-digit growth of 18% (10% in l.c.) in the first half and second quarter—in line with expectations—and continued to outpace the global market(1).

(1)
Based on IMS data January—May 2002/3, the global healthcare market grew approximately 7% compared with Novartis' 15%

        Driven by strong sales performances, Pharmaceuticals captured further market share in the key US market (sales: +14%) and in Japan (sales: +23%; +13% in l.c.), the second largest single market, as well as in Europe. Based on the latest available data (IMS, May), the company's overall share of the global healthcare market has risen to 4.3% from 3.9% a year previously.

        Strong brand management sustained momentum and further strengthened category leadership within the fast-growing cardiovascular (+39%; +32% in l.c.) and oncology franchises (+38%; +27% in l.c.) with their flagship brands Diovan, Lotrel, Lescol, Gleevec/Glivec and Zometa. Significant contributions also came from the Respiratory & Dermatology and Neurology businesses, where Elidel, Trileptal, Exelon and Comtan all delivered strong growth.

        With a number of new products now in their roll-out phase, Novartis enjoys a broad product portfolio, of which 83%(2) is patent protected beyond 2006. The proportion of sales generated by newer products launched within the past five years rose to 24.5% from 19.6% in the previous first half.

(2)
Based on IMS data

  Operating income

        Pharmaceuticals' first-half operating income reached USD 2.1 billion, expanding slower than sales—as expected—principally because of the high level investment committed to drug discovery and in-licensing initiatives. The build-up of the new Cambridge biomedical research headquarters advanced at high speed, with its staff now at almost 300. In addition, several attractive in-licensing and acquisition initiatives were completed, most notably the Idenix, Regeneron, Enablex and LucentisTM(3) transactions, which triggered one-time upfront expenses totaling USD 126 million. As a result, first-half Research & Development rose 35% to 19% of sales, which ranks Novartis at the top in the industry. Marketing & Sales were slightly increased to 34% of sales, as resources were committed to comprehensive launch efforts, principally the roll-out of Elidel in Europe, and the IBS educational and marketing campaigns behind Zelnorm. Meanwhile, continued productivity gains in production and product mix improvements shaved a further 1.1 percentage points off the cost of goods sold, which totaled 14.5% of sales. General & Administration expenses included a one-time gain of USD 178 million from the divestment of non-core product lines in January. Overall, the operating margin was 27.8% compared with 28.9% in the previous first half.

(3)
LucentisTM is a registered trademark of Genentech, Inc.

Highlights

  Primary Care

        Diovan (+45%; +37% in l.c.; US: +35%) further extended its share of the antihypertensive category and the fast-growing angiotensin receptor blocker (ARB) segment, spurred by dynamic sales in the US, Japan and Europe, and the successful launch of Co-Diovan 160/12.5 in Germany and 160/25 in France. Diovan has now become the world's leading ARB and, with its excellent efficacy and increasing cardio-protective profile, the brand is positioned for continued strong growth.

        Lotrel (US: +33%), the leading combination treatment for hypertension, extended its share of new and total prescriptions. The brand steadily gained segment share as a result of: new guidelines recommending more aggressive treatment, a new marketing campaign focused on patients who are not controlled by ACE inhibitors and calcium channel blockers, and the successful launch of the Lotrel 10/20 dosage form, which adds efficacy and dosing flexibility.

        Lescol (+31%; +20% in l.c.; US: +16%; cholesterol reduction) continued to leverage sales through its proven benefits in high-risk patients. In May, the FDA approved Lescol for secondary prevention of coronary events in patients with coronary heart disease, based on the results of the 'LIPS' trial. Findings of the 'ALERT' study were presented at the American Transplantation Congress in June, further emphasizing the product's efficacy in renal transplant patients.

        Lamisil (+19%; +11% in l.c.; US: +17%; fungal infections): A new direct-to-consumer (DTC) and professional campaign launched in April has driven strong gains in the share of new and total prescriptions.

        Elidel (eczema), launched just over a year ago, extended its leadership as the number-one branded prescription treatment for eczema in the US. First-half global sales reached USD 106 million. Elidel recently gained approval in Switzerland and has now been introduced in more than 20 markets worldwide.

        Zelnorm/Zelmac (irritable bowel syndrome with constipation), now launched in 30 countries, generated first-half revenues of USD 58 million (US: USD 45 million) and made steady progress in the US, with over 80% of targeted specialists now prescribing the brand. Results from an educational disease awareness campaign were promising and plans for a national DTC roll-out are underway. Zelnorm attracted strong interest at the Digestive Disease Week (DDW) meeting, where key data were presented in over 20 scientific sessions.

  Oncology

        With first-half sales growing 38% in USD (+27% in l.c.), Novartis Oncology continued to expand its segment share.

        Gleevec/Glivec (+102%; +83% in l.c.; US: +43%), for chronic myeloid leukemia (CML) and gastro-intestinal stromal tumors (GIST), became Novartis' second biggest product and benefited from recent approvals in the EU and US for first-line treatment in CML and for gastrointestinal stromal tumors. Further progress was made on securing reimbursement, including the new first-line indication. As sales continued to exceed expectations, the number of patients on the Gleevec/Glivec Patient Assistance Program rose to 4300, providing many needy patients access to treatment at reduced or no cost.

        Zometa (+124%; +112% in l.c.; US: +85%), the most prescribed intravenous bisphosphonate for bone metastases, continued to post dynamic growth, with sales reaching USD 412 million. The combined Zometa/Aredia franchise grew 25%, thanks to the superior benefits of Zometa, which is successfully replacing Aredia.

        Sandostatin (acromegaly and carcinoid syndrome) sales gained momentum in the second quarter and rose 13% (+6% in l.c.; US: +11%) to USD 338 million in the first half, boosted by the continued growth of Sandostatin LAR (+21%; +11% in l.c.; US: +18%).

        Femara (first-line therapy for advanced breast cancer in postmenopausal women) achieved a 29% rise (+16% in l.c.; US: +8%) in first-half sales to USD 108 million. Sales growth will continue to moderate until adjuvant data become available.

  Ophthalmics

        Ophthalmics posted a 14% rise (3% in l.c.) in first-half sales, driven by Visudyne, which offset slower sales of other Ophthalmics brands that were affected by adjustments of US wholesaler inventories and a weak allergy season.

        Visudyne (+22%; +14% in l.c.; US: +2%; treatment in macular degeneration) continued to post strong growth, benefiting from good market penetration and strong sales in the LatAm and Asia Pacific regions, as well as continued growth in Europe.

        In June, Novartis obtained an exclusive license from Genentech to develop and commercialize Lucentis™ outside North America. Lucentis is an anti-VEGF antibody fragment currently in Phase III clinical trials for the treatment of wet age-related macular degeneration.

  Transplantation

        The Business Unit's sales decreased 8% (-16% in l.c.) as the Neoral franchise continued to defend its position against generic and branded competitor products.

        Neoral/Sandimmun (-7%; immunosuppression) sales were reduced in both quarters due to US wholesaler stocking in 2002, increased generic competition, and the use of lower Neoral dosing regimens. In the EU, compulsory price-cuts in Germany and Italy affected sales, whilst the impact of generics has been limited and confined to Germany and Austria. Momentum was sustained in Japan despite reduced reimbursement.

        Myfortic, the new enteric-coated formulation of mycophenolate sodium used to prevent organ rejection, has now gained approvals for use in kidney transplantation in 19 countries including Australia, Brazil, and Switzerland, where the product has been well received since its launch in April.

  Mature Products

        The Mature Products Business Unit (-6%; -13% in l.c.) successfully managed to moderate the decline of patent-expired products. Voltaren (anti-inflammatory) declined by a relatively low 3% (-9% l.c.) and the Cibacen/Lotensin range (hypertension) also by 3% (-7% in l.c.), in line with expectations. In July, the FDA granted exclusivity for Cibacen/Lotensin in pediatric patients in the US, which will extend the patent protection by six months to February 2004.

Regulatory and clinical highlights

  Approvals

        Novartis received several important new drug approvals in the second quarter, which will bring new treatments to patients suffering from diseases such as severe asthma and Parkinson's disease.

        Gleevec/Glivec was approved in the US in May for treating chronic myeloid leukemia in children.

        Lescol and Lescol XL received approval for prevention of coronary events in several European markets during the first six months and in the US in May.

        Stalevo(4), the entacapone-levodopa-carbidopa combination treatment for Parkinson's disease, gained FDA approval in June and received a positive opinion from the CPMP in Europe.

(4)
Licensed from Orion Corporation..

        Xolair(5), the first humanized therapeutic antibody for asthma, also obtained FDA approval in June. Studies required for European registration are in progress and Novartis expects to re-file in the EU in the first half of 2004.

(5)
In development under an agreement between Novartis Pharma AG, Genentech, Inc. and Tanox, Inc.

Clinical update

  Primary Care

        Lescol: the ALERT study presented at the American Transplant Congress showed a significant reduction with Lescol in the combined incidence of cardiac death or non-fatal myocardial infarction in renal transplant patients.

        Exelon: New findings from an analysis of 1500 patients with Alzheimer's disease suggest that Exelon significantly reduces decline in the performance of activities of daily living. The new data were presented at the 55th annual meeting of the American Academy of Neurology in April.

        Elidel: Results of a large study of patients aged 3-23 months with mild to very severe atopic dermatitis (eczema) reported relief of symptoms, such as itching and disturbed sleep, in the infants and improved quality of life for their parents as soon as 48 hours after the first application.

        Prexige: Data from key clinical Phase III studies presented for the first time at the European League Against Rheumatism annual congress in Lisbon, demonstrate that Prexige provides effective relief of the symptoms of osteoarthritis.

        Zelnorm/Zelmac: New data were presented at DDW in Orlando demonstrating that Zelnorm/Zelmac is effective, safe and well tolerated in the treatment of Irritable Bowel Syndrome. Other new data from a large US trial of more than 1300 patients indicated that the product was significantly more effective than placebo in providing rapid and sustained relief from chronic constipation.

  Oncology

        Femara:    Survival data published in June in the Journal of Clinical Oncology demonstrated superior time to disease progression, objective tumor response rate and an early survival advantage (1 and 2 years) versus tamoxifen.

        Gleevec/Glivec: New insights into the potential of Glivec in treating various cancers were the focus of more than 70 abstracts presented at ASCO. A health economics model of CML estimated that patients on Glivec would survive 5 years longer than patients on interferon-alpha therapy.

        PTK787 / ZK 22584(6) (oncology), potentially the first oral VEGF inhibitor with a unique mechanism of action, advanced to Phase III clinical trials in the first quarter. Data presented at ASCO validated the rationale for the compound's development in colorectal cancer.

(6)
Under development in collaboration with Schering AG

        Zometa: Data presented at ASCO and the American Urological Association reported long-term efficacy and safety in preventing bone complications in a broad range of solid tumor settings.

Consumer Health Division

  Sandoz

  Sales

        The generics business, now re-branded as Sandoz, continued to report dynamic sales expansion throughout, with first-half sales leaping 87% (71% in l.c.) to USD 1463 million, fuelled by the strong performance of the US pharmaceuticals business and the consolidation of Lek in January. The latter delivered an exceptional performance, which contributed 45 percentage points to the increase in first-half sales. Second-quarter revenues reflected the early end to the flu season and a seasonal reduction in demand for anti-infectives.

        The pharmaceuticals business franchise (+113%; 99% in l.c.) doubled sales, thanks principally to the success of the US launches of the anti-infective AmoxC (a generic version of Augmentin®(7)) and the allergy treatment loratadine (a generic version of Claritin®) as well as the integration of Lek. With the exception of Germany, sales also grew dynamically in Europe, especially in France, the UK, Netherlands, Spain, Italy and the Nordic region.

(7)
Augmentin® and Claritin® are registered trademarks of GlaxoSmithKline and Schering Plough, respectively

        In the industrial products franchise, production operated at full capacity due to continued strong demand for cephalosporins and other antibiotics.

        In Biopharmaceuticals, Omnitrop (human growth hormone) received a positive opinion from the European Committee for Proprietary Medicinal Products and is currently under review for marketing authorization, which is expected later this year.

        A settlement was recently achieved with GlaxoSmithKline concerning US lawsuits related to GSK's claimed Augmentin trade secrets. Under the agreement, Novartis will pay single-digit percentage royalties on US sales of generic versions of Augmentin sold by its affiliate companies for the four-year period from July 2002 through June 2006.

  Operating income

        Driven by strong top-line growth, operating income soared 127%, growing faster than sales, thanks to productivity gains and a favorable product mix. Investments in Marketing & Sales rose as a result of the increase in the pharmaceuticals franchise, which involves higher marketing costs than the industrial business. Research & Development rose as a proportion of sales, owing to an increase in the number of development projects and the acquisition of Lek. The first-half operating margin increased to 17.6% from 14.4% in the comparative period of last year.

OTC

  Sales

        OTC (over-the-counter medicines) sales grew 17% (6% in l.c.) to USD 830 million. The six-month exclusivity of private-label loratadine (an OTC generic version of Claritin®) in the US contributed significant impetus to growth, and largely compensated for the low demand for cough and cold remedies. Among OTC's five global brands Nicotinell/Habitrol (smoking cessation) sales grew dynamically in Europe, while sales of the topical antifungal Lamisil further accelerated in Europe and Latin America in the second quarter. Voltaren (anti-inflammatory) sales also benefited from a strong second quarter in Europe.

  Operating income

        Operating income rose 74% to USD 134 million, driven by volume growth and the exceptional contribution of loratadine. The focus on higher margin products and productivity gains favorably influenced the cost of goods sold. Research & Development investments were increased in line with sales to support new multi-year clinical trials, while a reduction in General & Administration costs as a percentage of sales was achieved through successful restructuring and cost containment. As a result, the operating margin increased 5.3 percentage points from the previous first-half level to 16.1%.

Animal Health

  Sales

        Animal Health sales climbed 8% (+2% in l.c.) to USD 339 million. Sales accelerated in the second quarter following a soft start in the early part of the year, which was characterized by economic uncertainty and unusual weather conditions in key regions. New products rolled out since the beginning of the year provided added momentum, contributing five percent of total sales.

        The companion animal franchise grew strongly, driven by new products which rapidly gained segment share—notably Atopica (atopic dermatitis in dogs), Deramaxx (osteoarthritis in dogs) and Milbemax (intestinal worm control in dogs and cats) complemented again by increasing sales of Fortekor (heart/kidney disease).

        Sales in the farm animal franchise were led by a strong performance of the cattle and sheep segment, particularly in the LatAm and Asia regions. This partly offset the continued impact of the drought on the Australian livestock industry and unfavorable market conditions in the European and US pig farming segment. Agita, a novel farm fly control product was rolled out, strengthening Novartis' segment leadership.

  Operating income

        Operating income decreased 26% to USD 40 million, leading to an operating margin of 11.8%. The first half of 2003 was characterized by a step-up of investments in Research & Development, to support essential development project studies, and in Marketing & Sales to power recently launched brands.

Medical Nutrition

  Sales

        Medical Nutrition (including Nutrition & Santé) sales climbed 14% (+1% in l.c.) to USD 401 million, led by strong growth in Europe and a marked improvement in the US. The performance was driven by the Medical Food franchise (Resource), invigorated by its strategic marketing focus on the home-care channel, and the Enteral Nutrition (Isosource and Novasource) business.

        Continuing its strategy of focusing on disease specific segments, Medical Nutrition launched a new oncology platform in the second quarter, with the introduction in the US of Resource Support, a nutrition supplement designed to prevent weight-loss in cancer patients. This strategic initiative together with the acquisition—in June—of Semper Clinical Nutrition, a leader in the nursing-home, home-care and pharmacy channels in the Nordic region, will contribute to future sales growth.

  Operating income

        First-half operating income rose 125% to USD 36 million. The increase was achieved by reductions in the cost of goods sold thanks to productivity gains, lower raw material costs, and product-mix improvements resulting from the focus on disease specific segments. These improvements were only partially offset by higher rebates in the US. Overall, the operating margin jumped to 9.0% from 4.5% in the previous first half.

Infant & Baby

  Sales

        Infant & Baby sales gathered momentum in the second quarter to post first-half sales of USD 664 million, 1% off the previous first half level in USD but up 2% in local currencies.

        Gerber continued to perform well in the US nutrition franchise, both in terms of sales and market share, driven by product innovations such as Lil' Entrees microwavable convenience meals for babies and toddlers. In addition, the successful changeover from glass to convenient plastic packaging for 20% of the jarred products was completed in the second quarter. The Baby Care franchise contended with strong competition in the LatAm region, but this was mostly offset by good sales development in the US, driven by new product launches.

  Operating income

        Operating income dipped 2% to USD 118 million, owing to exceptional costs in the US for the conversion to plastic packaging of key jarred products. As a result, the first-half operating margin was 17.8%, 0.2 points off the previous first-half level.

CIBA Vision

  Sales

        CIBA Vision sales increased 14% (5% in l.c.) to USD 627 million, benefiting from the continued strong performance of the innovative disposable and continuous-wear lens business and growing sales in the lens-care and surgical franchises.

        Focus DAILIES (daily disposables) and NIGHT & DAY (continuous wear up to 30 nights) contact lenses continued to perform dynamically, particularly in Europe and North America, where double-digit sales growth was achieved. FreshLook colored lenses retained category leadership, thanks to continuous product improvement and line extensions, including FreshLook Dimensions, a new color contact lens.

        The lens care franchise reported a pick-up in sales driven by growth in North America and the continuing success of FreshLook Care in Japan.

        The ophthalmic surgical business grew steadily ahead of the market, supported by increased sales from a number of recently launched new products.

  Operating income

        Operating income rose 44% to USD 89 million. Continued investment in product quality led to a small decrease in gross margin but functional costs grew proportionately less than sales. In addition, legal provisions booked in prior years were reversed into income as a result of the favorable resolution of litigation cases. As a result, the operating margin improved to 14.2% from 11.3% in the previous first half.

Corporate

  Corporate income/expense, net

        USD 38 million were generated in net corporate income, USD 58 million less than in the first half of 2002 owing to: increased investments of USD 22 million in corporate research & development, the negative currency translation effects on non-US dollar costs, and lower pension income.

  Result from associated companies

        Novartis' stake in Chiron Corporation generated an income of USD 60 million, whereas the stake in Roche Holding AG yielded a first-half pre-tax loss of USD 310 million, USD 269 million of which was due to Novartis' share in the associated company's unexpected loss of CHF 4.0 billion in 2002, booked only in 2003. The remainder represents an estimate for the first half of the current year. In total, associated companies resulted in an overall expense of USD 237 million.

  Strong balance sheet

        In July 2002, Novartis started a third program to repurchase shares for up to a total of CHF 4.0 billion (approximately USD 2.6 billion) via a second trading line on the SWX Swiss Exchange. In this program, 13 million shares were repurchased in the first half of 2003 for an approximate total of USD 0.5 billion. Apart from this, 10 million treasury shares were sold for USD 0.4 billion. As of June 2003 the Group held approximately 329 million shares in treasury.

        Following changes in US GAAP and expected changes in IAS accounting rules, Novartis decided in June to redeem, in advance, equity instruments (put and call options on Novartis shares) that were sold to Deutsche Bank in 2001. This resulted in an equity reduction of USD 3.5 billion.

        Overall, the Group's equity was reduced from USD 28.3 billion at 31 December 2002 to USD 26.4 billion at 30 June 2003. The Group's first-half net income of USD 2.4 billion and translation gains of USD 0.9 billion partly offset payments for dividends (USD 1.7 billion), repurchased shares (USD 0.1 billion) and equity instrument repayments (USD 3.5 billion). In the same period, total financial debts rose USD 1.4 billion, principally on account of the equity instrument repayments. As a result, the debt/equity ratio rose from 0.20:1 on 31 December 2002 to 0.26:1 on 30 June 2003.

        Novartis thus maintained the strength of its balance sheet at 30 June 2003 and continues to be rated AAA by Standard & Poor's and Moody's.

  Cash flow

        The strong business expansion and good working capital management boosted cash flow from operating activities, which increased 52% to USD 2.9 billion.

        Cash outflow for investing activities was USD 38 million. Capital expenditure increased USD 155 million to USD 515 million, while USD 362 million was spent on the acquisition of subsidiaries, principally the 51% stake in Idenix, and intangible and financial assets. This was offset by a significant inflow of USD 839 million from the sale of marketable securities.

        Free cash flow was USD 657 million, significantly up from the prior year level of USD 258 million. The USD 994 million increase in cash flow from operations more than offset the dividend increase of USD 357 million and additional fixed asset investments of USD 155 million.

        Overall, liquidity (cash, cash equivalents and marketable securities including financial derivative assets) amounted to USD 11.1 billion at 30 June 2003. After deducting financial debt and derivative liabilities, net liquidity stood at USD 4.2 billion, USD 2.8 billion lower than at 31 December 2002, principally as a result of the redemption of the equity instruments.

  Disclaimer

        This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "would have", "forecast", "Outlook", "projected", "will" or similar expressions, or express or implied discussions regarding potential future sales of existing products, potential new products or potential new indications for existing products, or by other discussions of strategy, plans or intentions. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that existing products will reach any particular sales levels, or that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market. In particular, management's expectations could be affected by, among other things, new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government pricing pressures and other risks and factors referred to in the Company's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

        Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2002, the Group's businesses achieved sales of USD 20.9 billion and a net income of USD 4.7 billion. The Group invested approximately USD 2.8 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 78 200 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

  Further Reporting Dates in 2003

20 October 2003	Nine-month and third-quarter results
19 November 2003	R&D day

  Contacts

Media:	Investors:
+ 41 61 324 2200 (Mark Hill)	+ 41 61 324 8433 (Karen Huebscher)
US: + 1 212 830 2457 (Sheldon Jones)	US: + 1 212 830 2433 (Kamran Tavangar)

Consolidated income statements (unaudited)

First half

			Change
	H1 2003 USD m	H1 2002 USD m
			USD m	%
Total sales	11 924	9 935	1 989	20
Cost of goods sold	-2 786	-2 428	-358	15

Gross profit	9 138	7 507	1 631	22
Marketing & Sales	-3 828	-3 284	-544	17
Research & Development	-1 786	-1 303	-483	37
General & Administration	-710	-502	-208	41

Operating income	2 814	2 418	396	16
Result from associated companies	-237	6	-243
Financial income, net	299	415	-116	-28

Income before taxes and minority interests	2 876	2 839	37	1
Taxes	-489	-483	-6	1
Minority interests	-8	-6	-2	33

Net income	2 379	2 350	29	1

Second quarter

			Change
	Q2 2003 USD m	Q2 2002 USD m
			USD m	%
Total sales	6 203	5 193	1 010	19
Cost of goods sold	-1 423	-1 229	-194	16

Gross profit	4 780	3 964	816	21
Marketing & Sales	-1 995	-1 755	-240	14
Research & Development	-943	-672	-271	40
General & Administration	-379	-205	-174	85

Operating income	1 463	1 332	131	10
Result from associated companies	9	15	-6
Financial income, net	119	190	-71	-37

Income before taxes and minority interests	1 591	1 537	54	4
Taxes	-270	-246	-24	10
Minority interests	-5	-5	0

Net income	1 316	1 286	30	2

Condensed consolidated balance sheets (unaudited)

	30 June 2003 USD m	31 Dec 2002 USD m	Change USD m	30 June 2002 USD m
Assets
Total long-term assets	25 475	24 210	1 265	22 202

Current assets
Inventories	3 269	2 963	306	2 771
Trade accounts receivable	4 259	3 697	562	3 592
Other current assets	1 497	1 613	-116	1 445
Cash, short-term deposits and marketable securities	11 137	12 542	-1 405	12 836

Total current assets	20 162	20 815	-653	20 644

Total assets	45 637	45 025	612	42 846

Equity and liabilities
Total equity	26 419	28 269	-1 850	27 790

Long-term liabilities (including minority interests)
Financial debts	3 022	2 729	293	1 586
Other long-term liabilities	6 376	5 755	621	5 398
Total long-term liabilities	9 398	8 484	914	6 984
Short-term liabilities
Trade accounts payable	1 433	1 266	167	1 021
Financial debts and derivatives	3 948	2 841	1 107	3 435
Other short-term liabilities	4 439	4 165	274	3 616
Total short-term liabilities	9 820	8 272	1 548	8 072

Total liabilities	19 218	16 756	2 462	15 056

Total equity and liabilities	45 637	45 025	612	42 846

Condensed consolidated changes in equity (unaudited)

	First half 2003 USD m	First half 2002 USD m	Change USD m
Consolidated equity at 1 January	28 269	25 161	3 108
Dividends	-1 724	-1 367	-357
Acquisition of treasury shares, net	-90	-358	268
Translation effects	861	2 505	-1 644
Net income for first six months	2 379	2 350	29
Redemption of equity instruments	-3 458		-3 458
Other equity movements	182	-501	683

Consolidated equity at 30 June	26 419	27 790	-1 371

Condensed consolidated cash flow statements (unaudited)

First half

	H1 2003 USD m	H1 2002 USD m	Change USD m
Net income	2 379	2 350	29
Reversal of non-cash items
Taxes	489	483	6
Depreciation, amortization and impairments	593	479	114
Net financial income	-299	-415	116
Other	-168	-137	-31

Net income adjusted for non-cash items	2 994	2 760	234
Interest and other financial receipts	411	180	231
Interest and other financial payments	-49	-57	8
Taxes paid	-534	-468	-66

Cash flow before working capital and provision changes	2 822	2 415	407
Restructuring payments and other cash payments out of provisions	-75	-77	2
Change in net current assets and other operating cash flow items	142	-443	585

Cash flow from operating activities	2 889	1 895	994

Investments in tangible fixed assets	-515	-360	-155
Decrease/increase in marketable securities, intangible and financial assets	477	-2 898	3 375

Cash flow used for investing activities	-38	-3 258	3 220

Cash flow used for financing activities	-4 297	-2 071	-2 226

Translation effect on cash and cash equivalents	202	416	-214

Change in cash and cash equivalents	-1 244	-3 018	1 774
Net cash and cash equivalents at 1 January	5 798	6 639	-841

Net cash and cash equivalents at 30 June	4 554	3 621	933

Second quarter

	Q2 2003 USD m	Q2 2002 USD m	Change USD m
Net income	1 316	1 286	30
Reversal of non-cash items
Taxes	270	246	24
Depreciation, amortization and impairments	289	260	29
Net financial income	-119	-190	71
Other	-222	-67	-155

Net income adjusted for non-cash items	1 534	1 535	-1
Interest and other financial receipts	294	87	207
Interest and other financial payments	-23	-26	3
Taxes paid	-333	-288	-45

Cash flow before working capital and provision changes	1 472	1 308	164
Restructuring payments and other cash payments out of provisions	-33	-44	11
Change in net current assets and other operating cash flow items	-309	-584	275

Cash flow from operating activities	1 130	680	450

Investments in tangible fixed assets	-296	-201	-95
Decrease/increase in marketable securities, intangible and financial assets	310	-2 509	2 819

Cash flow used for investing activities	14	-2 710	2 724

Cash flow used for financing activities	-2 590	-161	-2 429

Translation effect on cash and cash equivalents	26	420	-394

Change in cash and cash equivalents	-1 420	-1 771	351
Net cash and cash equivalents at 1 April	5 974	5 392	582

Net cash and cash equivalents at 30 June	4 554	3 621	933

Notes to the interim financial report for the first six months ended 30 June 2003 (unaudited)

1. Basis of preparation

        This unaudited interim financial report has been prepared in accordance with the accounting policies set out in the 2002 Annual Report and International Accounting Standard 34 on Interim Financial Reporting.

        The Novartis Group began presenting its results in US dollars with effect of 1 January 2003 and has restated its 2002 results in US dollars for comparison purposes.

        During the first quarter of 2003, the associated company Roche Holding AG announced an unexpected loss for 2002. This resulted in additional losses of USD 269 million before tax and USD 287 million after tax relating to 2002 being included in Novartis' first-half results.

        Apart from these matters and those discussed in Note 7 on subsequent events, there were no significant changes in accounting policies or estimates or in any other contingent liabilities from those disclosed in the 2002 Annual Report.

2. Changes in the scope of consolidation, and other significant transactions

        The following significant transactions were made during the six months to 30 June 2003 and in 2002:

2003

  Pharmaceuticals

        On 11 February, Novartis announced the completed sale of the US rights to its Fioricet and Fiorinal lines (tension headache treatments) to Watson Pharmaceuticals, Inc. for USD 178 million.

        On 23 April, the urinary incontinence treatment Enablex (darifenacin) was acquired from Pfizer for a total of up to USD 225 million, part of which is still conditional on certain marketing approvals in the US and EU.

        On 9 May, 51% of the capital stock of Idenix Pharmaceuticals Inc., Cambridge, Massachusetts was acquired for an initial payment of USD 255 million in cash. This is included in the consolidated financial statements from this date. Goodwill of USD 293 million has been recorded on this transaction.

  Corporate

        Following changes in US GAAP and expected changes in IAS accounting rules, Novartis decided in June to redeem, in advance, equity instruments (put and call options on Novartis shares) that were sold to Deutsche Bank in 2001. This resulted in an equity reduction of USD 3.5 billion.

2002

  Animal Health

        In January, the Business Unit completed the acquisition of two US farm animal vaccine companies, Grand Laboratories Inc., Iowa and ImmTech Biologies Inc., Kansas. The combined purchase price is a minimum of USD 98 million of which USD 78 million was settled in Novartis American Depositary Shares. The final purchase price may increase depending on whether certain future sales and other targets are met.

  Medical Nutrition

        The sale of the Food & Beverage portion of the Health & Functional Food businesses to Associated British Foods for approximately USD 287 million was completed in November 2002. The divested businesses' sales were USD 209 million in 2002.

  Sandoz

        In November 2002, more than 99% of the shares of Lek, Slovenia's leading drug-maker, were acquired for approximately USD 0.9 billion. Only a provisional balance sheet has been included in the 31 December 2002 and 30 June 2003 consolidated financial statements. Lek sales and operating income have been consolidated from 1 January 2003.

  Corporate

        In the course of 2002, the Group increased its stake in Roche Holding AG voting shares by 11.4%, bringing its overall stake to 32.7%. In total at 31 December 2002 the Group owned 6.2% of Roche's total shares and equity securities.

3. Principal currency translation rates

	Average rates H1 2003 USD	Average rates H1 2002 USD	Period-end rates 30 June 2003 USD	Period-end rates 31 Dec. 2002 USD	Period-end rates 30 June 2002 USD
1 CHF	0.741	0.611	0.736	0.712	0.672
1 EUR	1.105	0.899	1.144	1.038	0.990
1 GBP	1.612	1.444	1.648	1.601	1.527
100 JPY	0.842	0.773	0.833	0.834	0.837

4. Share information

	First half 2003	First half 2002
Average number of shares outstanding (million)	2 472.6	2 546.6
Basic earnings per share (USD)	0.96	0.92
Diluted earnings per share (USD)	0.94	0.90
	Second quarter 2003	Second quarter 2002
Average number of shares outstanding (million)	2 471.9	2 547.5
Basic earnings per share (USD)	0.53	0.50
Diluted earnings per share (USD)	0.52	0.48
	30 June 2003	30 June 2002
Number of shares outstanding (million)	2 472.3	2 539.7
Registered share price (CHF)	53.95	65.45
ADS price (USD)	39.81	43.83
Market capitalization (CHF billion)	133.4	166.2

5. Condensed consolidated change in liquidity

First half

	H1 2003 USD m	H1 2002 USD m	Change USD m
Change in cash and cash equivalents	-1 244	-3 018	1 774
Change in marketable securities, financial debt and financial derivatives	-1 561	2 807	-4 368

Change in net liquidity	-2 805	-211	-2 594
Net liquidity at 1 January	6 972	8 026	-1 054

Net liquidity at 30 June	4 167	7 815	-3 648

Second quarter

	Q2 2003 USD m	Q2 2002 USD m	Change USD m
Change in cash and cash equivalents	-1 420	-1 771	351
Change in marketable securities, financial debt and financial derivatives	-1 430	1 716	-3 146

Change in net liquidity	-2 850	-55	-2 795
Net liquidity at 1 April	7 017	7 870	-853

Net liquidity at 30 June	4 167	7 815	-3 648

6. Free cash flow

First half

	H1 2003 USD m	H1 2002 USD m	Change USD m
Cash flow from operating activities	2 889	1 895	994
Purchase of tangible fixed assets	-515	-360	-155
Purchase of intangible and financial assets	-607	-354	-253
Sale of tangible, intangible and financial assets	614	444	170
Dividends	-1 724	-1 367	-357

Free cash flow (excl. acquisition of Roche)	657	258	399

Second quarter

	Q2 2003 USD m	Q2 2002 USD m	Change USD m
Cash flow from operating activities	1 130	680	450
Purchase of tangible fixed assets	-296	-201	-95
Purchase of intangible and financial assets	-212	-140	-72
Sale of tangible, intangible and financial assets	101	210	-109

Free cash flow (excl. acquisition of Roche)	723	549	174

7. Subsequent events

        On 10 July 2003, Novartis announced that its affiliate companies had reached an agreement with GlaxoSmithKline (GSK) over lawsuits related to GSK's claimed Augmentin trade secrets. The lawsuits were filed with the US International Trade Commission (ITC) and state courts in Colorado and North Carolina. Under the terms of the agreement, GSK will receive single-digit percentage royalties on US sales of generic versions of Augmentin sold by Novartis or its affiliate companies for the four-year period from July 2002 through June 2006. Further details of the settlement agreement remain confidential, however, do not have a material impact on the Group's consolidated financial statements. The termination of the ITC proceeding is subject to approval by the Administrative Law Judge and the ITC. The agreement does not affect GSK's appeal against Novartis' subsidiary Geneva Pharmaceuticals relating to Augmentin patents. The US Court of Appeals of the Federal Circuit heard the patent appeal case on 5 March 2003 and a decision is expected this year.

        Enteral Pump Investigation: The Department of Justice in the US is investigating marketing and pricing practices of the enteral pump industry in the US, including whether certain federal criminal statutes have been violated. One of Novartis' Medical Nutrition affiliates, Novartis Nutrition Corporation, is a subject of the investigation and is cooperating with the government.

8. Significant differences between IAS and United States Generally Accepted Accounting Principles

        The Group's consolidated financial statements have been prepared in accordance with IAS, which, as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

        For further comments regarding the nature of these adjustments please consult Note 31 of the Novartis 2002 annual report.

	First half 2003 USD m	First half 2002 USD m
Net income under IAS	2 379	2 350
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	-169	-96
Purchase accounting: other acquisitions	-62	0
Purchase accounting: IAS goodwill amortization	89	62
Available-for-sale securities and financial instruments	-98	-303
Pension provisions	6	-1
Share-based compensation	-118	-97
Consolidation of share-based compensation foundations	-4	-11
Deferred taxes	-185	-81
In-process Research & Development	-273	-7
Other	-56	-14
Deferred tax effect on US GAAP adjustments	-42	-11

Net income under US GAAP	1 467	1 791

Basic earnings per share under US GAAP (USD)	0.62	0.73

Diluted earnings per share under US GAAP (USD)	0.60	0.72

	30 June 2003 USD m	30 June 2002 USD m
Equity under IAS	26 419	27 790
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	3 047	3 144
Purchase accounting: other acquisitions	2 946	3 193
Purchase accounting: IAS goodwill amortization	244	65
Pension provisions	1 115	961
Share-based compensation	-125	-127
Consolidation of share-based compensation foundations	-606	-472
Deferred taxes	-731	-501
In-process Research & Development	-1 280	-755
Other	-92	53
Deferred tax effect on US GAAP adjustments	-194	-218

Equity under US GAAP	30 743	33 133

Supplementary tables: First half 2003—Sales of top twenty pharmaceutical products (unaudited)

		US		Rest of world			% change
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	Total USD m	in USD	in local currencies
Diovan/Co-Diovan	Hypertension	552	35	590	38	1 142	45	37
Gleevec/Glivec	Chronic myeloid leukemia	145	43	370	110	515	102	83
Neoral/Sandimmun	Transplantation	111	-27	386	-12	497	-7	-16
Lamisil (group)	Fungal infections	187	17	229	6	416	19	11
Zometa	Cancer complications	269	85	143	211	412	124	112
Lotrel	Hypertension	394	33	0		394	33	33
Lescol	Cholesterol reduction	131	16	207	22	338	31	20
Sandostatin (group)	Acromegaly	153	11	185	1	338	13	6
Voltaren (group)	Inflammation/pain	6	-31	282	-8	288	-3	-9
Cibacen/Lotensin/Cibadrex	Hypertension	161	-5	61	-13	222	-3	-7

Top ten products total		2 109	25	2 453	20	4 562	31	22
Miacalcic	Osteoporosis	121	6	71	-18	192	1	-4
Trileptal	Epilepsy	136	58	42	28	178	53	51
Exelon	Alzheimer's disease	92	13	86	20	178	24	16
Tegretol (incl. CR/XR)	Epilepsy	54	-22	121	-6	175	-7	-12
Visudyne	Macular degeneration	87	2	84	32	171	22	14
Leponex/Clozaril	Schizophrenia	41	-34	106	0	147	-6	-13
Foradil	Asthma	5	-56	137	-1	142	10	-6
HRT range	Hormone replacement	56	-33	55	-24	111	-24	-29
Famvir*	Viral infections	69	-17	40	17	109	-4	-8
Femara	Breast cancer	32	8	76	19	108	29	16

Top twenty products total		2 802	17	3 271	15	6 073	24	16
Rest of portfolio		359	-1	1 168	-12	1 527	-1	-10

Total		3 161	14	4 439	7	7 600	18	10

*
2002 restated because of transfers to other Busines Units

Supplementary tables: Second quarter 2003—Sales of top twenty pharmaceutical products (unaudited)

		US		Rest of world			% change
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	Total USD m	in USD	in local currencies
Diovan/Co-Diovan	Hypertension	251	14	326	39	577	35	27
Gleevec/Glivec	Chronic myeloid leukemia	79	44	204	94	283	94	75
Neoral/Sandimmun	Transplantation	56	-21	200	-11	256	-4	-14
Lamisil (group)	Fungal infections	106	3	137	14	243	16	9
Zometa	Cancer complications	128	38	77	163	205	75	64
Lotrel	Hypertension	217	33	0		217	32	33
Lescol	Cholesterol reduction	55	10	112	22	167	28	17
Sandostatin (group)	Acromegaly	78	19	96	0	174	17	9
Voltaren (group)	Inflammation/pain	3	-31	153	-7	156	-1	-8
Cibacen/Lotensin/Cibadrex	Hypertension	83	1	32	-15	115	0	-3

Top ten products total		1 056	16	1 337	21	2 393	27	19
Miacalcic	Osteoporosis	63	0	37	-15	100	-2	-6
Trileptal	Epilepsy	78	54	24	26	102	52	47
Exelon	Alzheimer's disease	54	40	47	22	101	42	31
Tegretol (incl. CR/XR)	Epilepsy	29	-5	64	-5	93	0	-5
Visudyne	Macular degeneration	45	6	44	29	89	24	15
Leponex/Clozaril	Schizophrenia	16	-51	55	-1	71	-14	-22
Foradil	Asthma	3	-50	74	7	77	18	1
HRT range	Hormone replacement	26	-39	29	-26	55	-28	-33
Famvir*	Viral infections	34	-6	23	27	57	10	4
Femara	Breast cancer	13	-6	39	16	52	21	9

Top twenty products total		1 417	12	1 773	16	3 190	22	14
Rest of portfolio		197	21	604	-12	801	4	-5

Total		1 614	13	2 377	7	3 991	18	10

*
2002 restated because of transfers to other Business Units

Supplementary tables: Sales by region (unaudited)

First half

			% change
	H1 2003 USD m	H1 2002 USD m	USD	local currencies	H1 2003 % of total	H1 2002 % of total
Pharmaceuticals
US	3 161	2 761	14	14	42	43
Rest of world	4 439	3 684	20	7	58	57

TOTAL	7 600	6 445	18	10	100	100

Sandoz
US	605	264	129	127	41	34
Rest of world	858	520	65	42	59	66

Total	1 463	784	87	71	100	100

OTC
US	245	218	12	13	30	31
Rest of world	585	494	18	3	70	69

Total	830	712	17	6	100	100

Animal Health
US	111	109	2	2	33	35
Rest of world	228	204	12	3	67	65

Total	339	313	8	2	100	100

Medical Nutrition (incl. divested activities)
US	124	122	2	0	31	26
Rest of world	277	341	-19	-32	69	74

Total	401	463	-13	-24	100	100

Infant & Baby
US	535	517	3	3	81	77
Rest of world	129	151	-15	-5	19	23

Total	664	668	-1	2	100	100

CIBA Vision
US	224	223	0	0	36	41
Rest of world	403	327	23	8	64	59

Total	627	550	14	5	100	100

Consumer Health
US	1 844	1 453	27	26	43	42
Rest of world	2 480	2 037	22	7	57	58

TOTAL	4 324	3 490	24	15	100	100

Group
US	5 005	4 214	19	19	42	42
Rest of world	6 919	5 721	21	7	58	58

TOTAL	11 924	9 935	20	12	100	100

Second quarter

			% change
	Q2 2003 USD m	Q2 2002 USD m	USD	local currencies	Q2 2003 % of total	Q2 2002 % of total
Pharmaceuticals
US	1 614	1 428	13	13	40	42
Rest of world	2 377	1 949	22	7	60	58

TOTAL	3 991	3 377	18	10	100	100

Sandoz
US	261	133	96	93	37	33
Rest of world	441	266	66	42	63	67

Total	702	399	76	59	100	100

OTC
US	122	113	8	9	28	30
Rest of world	307	259	19	10	72	70

Total	429	372	15	9	100	100

Animal Health
US	60	59	2	3	33	36
Rest of world	122	104	17	6	67	64

Total	182	163	12	5	100	100

Medical Nutrition (incl. divested activities)
US	63	62	2	1	30	26
Rest of world	148	180	-18	-31	70	74

Total	211	242	-13	-23	100	100

Infant & Baby
US	286	269	6	6	80	78
Rest of world	71	76	-7	3	20	22

Total	357	345	3	5	100	100

CIBA Vision
US	118	121	-2	-2	36	41
Rest of world	213	174	22	6	64	59

Total	331	295	12	3	100	100

Consumer Health
US	910	757	20	20	41	42
Rest of world	1 302	1 059	23	9	59	58

TOTAL	2 212	1 816	22	14	100	100

Group
US	2 524	2 185	16	15	41	42
Rest of world	3 679	3 008	22	8	59	58

TOTAL	6 203	5 193	19	11	100	100

Quarterly analysis

Key figures by quarter

Group

			Change
	Q2 2003 USD m	Q1 2003 USD m
			USD m	%
Total sales	6 203	5 721	482	8
Operating income	1 463	1 351	112	8
Financial income, net	119	180	-61	-34
Taxes	-270	-219	-51	23
Net income	1 316	1 063	253	24

Sales by region

			Change
	Q2 2003 USD m	Q1 2003 USD m
			USD m	%
US	2 524	2 481	43	2
Europe	2 253	2 006	247	12
Rest of world	1 426	1 234	192	16
Total	6 203	5 721	482	8

Sales by business units

			Change
	Q2 2003 USD m	Q1 2003 USD m
			USD m	%
Pharmaceuticals	3 991	3 609	382	11
Sandoz	702	761	-59	-8
OTC	429	401	28	7
Animal Health	182	157	25	16
Medical Nutrition	211	190	21	11
Infant & Baby	357	307	50	16
CIBA Vision	331	296	35	12
Consumer Health	2 212	2 112	100	5
Total	6 203	5 721	482	8

Operating income by business unit

			Change
	Q2 2003 USD m	Q1 2003 USD m
			USD m	%
Pharmaceuticals	1 012	1 100	-88	-8
Sandoz	145	112	33	29
OTC	82	52	30	58
Animal Health	17	23	-6	-26
Medical Nutrition	16	20	-4	-20
Infant & Baby	73	45	28	62
CIBA Vision	60	29	31	107
Divisional Management costs	-6	-4	-2	50
Consumer Health	387	277	110	40
Corporate income/expense, net	64	-26	90
Total	1 463	1 351	112	8

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVARTIS AG
Date: July 22, 2003	By:	/s/ MALCOLM CHEETHAM Name: Malcolm Cheetham Title: Head Group Financial Reporting and Accounting

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